

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Joseph Visconti
Chief Executive Officer and President
Twin Vee PowerCats, Co.
3101 S. US-1
Ft. Pierce, Florida 34982

  Re: Twin Vee PowerCats, Co.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed June 2, 2021
    File No. 333-255134

Dear Mr. Visconti:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed June 2, 2021

Cover Page

1. Please tell us the basis for your disclosure that the gross proceeds of this offering will not be less than $15,000,000 given that the price range is $5 to $6.

Our Certificate of Incorporation and our bylaws provide that the Court of Chancery of the State of Delaware, page 23

2. We note your response to prior comment 3. Please revise to state that your exclusive forum provision does not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. In that regard, we note the last sentence of Article VII of your certificate of incorporation. It does not appear that your bylaws have an exclusive

forum provision. Please revise your disclosure accordingly.

Certain Relationships and Related Party Transactions, page 55

3.   We note your disclosure that during the three months ended March 31, 2021 you had purchases of $90,417 from a related party, received cash of $24,300 from your affiliate companies, paid $15,808 to your affiliate companies, and recorded management fees of $10,500 paid to your shareholder parent company. Please revise to identify the related or affiliated parties, disclose the services or products provided to or received from such related parties and elaborate on the nature of the related party transactions.

General

4.   We note that you obtained a loan under the Small Business Administration Paycheck Protection Program, pursuant to which the company borrowed $608,224. Please disclose the following: (i) how you intend to use the loan proceeds; and (ii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

    You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing